Exhibit 99.1

Tiziana Life Sciences Announces Poster Presentation on Intranasal Foralumab Clinical Trial at the 41st ECTRIMS Congress

BOSTON, MA, September 24, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, today announced that it will present a scientific poster at the 41st Congress of the European Committee for Treatment and Research of Multiple Sclerosis (ECTRIMS), being held September 24-26, 2025, in Barcelona, Spain. The ECTRIMS Congress is the world’s largest annual international conference dedicated to basic and clinical research in multiple sclerosis. It brings together leading scientists, clinicians, and industry partners to share the latest advances in MS research and treatment.

The poster, titled “Study Design of a Phase 2a Double-Blind Placebo-Controlled Trial of Nasal Foralumab in Non-Active Secondary Progressive Multiple Sclerosis,” will outline the clinical trial design and objectives for Tiziana’s innovative nasal foralumab program. Nasal foralumab is the first entirely human anti-CD3 monoclonal antibody designed for intranasal delivery, representing a novel approach to modulating the immune system for the treatment of non-active secondary progressive multiple sclerosis.

Presentation Details:

●	Title: Study Design of a Phase 2a Double-Blind Placebo-Controlled Trial of Nasal Foralumab in Non-Active Secondary Progressive Multiple Sclerosis

●	Format: Poster Presentation

●	Event: 41st ECTRIMS Congress

●	Date: September 24-26, 2025

●	Location: Barcelona, Spain

“We are pleased to share the design of our Phase 2a trial of nasal foralumab with the MS research community at ECTRIMS,” said Ivor Elrifi, CEO of Tiziana Life Sciences. “This clinical trial represents an important step forward in our mission to develop innovative therapies for patients living with non-active secondary progressive multiple sclerosis, a population with limited treatment options.”

About ECTRIMS

The European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) Congress is the world’s largest annual international conference dedicated to basic and clinical research in multiple sclerosis. It brings together leading scientists, clinicians, and industry partners to share the latest advances in MS research and treatment. The ECTRIMS congress is a non-profit organization and an independent representative European-wide organization devoted to multiple sclerosis (MS). It serves as Europe’s and the world’s largest professional organization dedicated to the understanding and treatment of MS.

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.1 2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ’seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and other factors described more fully in the section entitled ‘Risk Factors’ in Tiziana’s Annual Report on Form 20-F for the year ended December 31, 2024, and other periodic reports filed with the Securities and Exchange Commission. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

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